SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                 Phillips-Van Heusen Corporation
                        (Name of Issuer)

             Common Stock, $1.00 per par value share
                 (Title of Class of Securities)

                           718592 108
                         (CUSIP Number)

Carol P. Green, 5800 Blackstone Avenue, Chicago, Illinois 60637;
312-752-2757
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        February 22, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership; of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________                _________________________

CUSIP NO. 718592 1 0 8         13D          Page  2  of  7  Pages
________________________                _________________________


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carol P. Green    S.S. No. ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [ ]

3  SEC USE ONLY



4  SOURCE OF FUNDS*

          00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS
   2(d) OR 2(e)                                        [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                  7   SOLE VOTING POWER
  NUMBER OF             1,272,693
   SHARES
BENEFICIALLY      8   SHARED VOTING POWER
  OWNED BY                   0
    EACH
  REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON               1,272,693
    WITH
                 10   SHARED DISPOSITIVE POWER
                              0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,272,693

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*
                                                             [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.8% (SEE Item 3)

14 TYPE OF REPORTING PERSON*

          IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

 ITEM 1    Security and Issuer

     Common Stock, par value $1.00

     Phillips Van-Heusen Corporation
     1290 Avenue of the Americas
     New York, New York  10104


ITEM 2    Identity and Background

     (a)  Carol P. Green

     (b)  5800 Blackstone Avenue
          Chicago, Illinois 60637

     (c)  Ms. Green is retired.

     (d)  N/A

     (e)  N/A

     (f)  United States of America

ITEM 3    Source and Amount of Funds or Other Consideration

     Carol P. Green is a trustee of the Madelyn S. Phillips Grantor Trust A ("Trust A") created on October 14, 1988 and has sole voting and investment power with respect to all of the shares owned by Trust A. Ms. Green is the trustee of the Lawrence S. Phillips 1989 GRIT (the "Phillips GRIT") created on October 31, 1989, and has sole voting and investment power with respect to all of the shares owned by that trust. Ms. Green is also a director and the President of the Phillips-Green Foundation, Inc. (the"Foundation"), a charitable foundation organized under the Not-for-Profit Corporation Law of the State of New York, and as such is deemed to be the beneficial owner of any shares of the Company's Common Stock held by the Foundation.


     On May 4, 1992, Ms. Green ceased to be the beneficial owner of more than five percent of the outstanding stock of the Company and on May 31, 1993, an amendment was filed to Ms. Green's
Schedule 13D on file with the Securities and Exchange Commission reflecting such event. On February 22, 1994, the Foundation received a gift of 142,349 shares of Common Stock from the Madelyn S. Phillips Grantor Trust B ("Trust B"). As a result of such gift Ms. Green's beneficial ownership of the Company's Common Stock increased to 1,415,042 shares constituting 5.3% of the outstanding shares of the Common Stock.


     From March 9, 1994 through March 18, 1994, the Foundation sold all 142,349 shares it received from Trust B through a series of open market transactions.

As a result, Ms. Green's ownership of Common Stock decreased to 1,272,693 shares of the Company's Common Stock (approximately 4.8% of the outstanding shares of the Common Stock of the Company as of such date) and she is no longer subject to the reporting requirements of Schedule 13D. (See Item 5(c) and (e)).

     As of the date hereof, the shares of Common Stock of the Company owned by the aforementioned entities and the reporting person are as follows:

                 Trust A           917,260 shares

           Phillips GRIT           194,000 shares

          The Foundation                 0 shares

          Carol P. Green           161,433 shares
                              ___________________

                                 1,272,693 shares


ITEM 4    Purpose of Transaction

     The Foundation acquired 142,349 shares of the Company's Common Stock as a gift and will use the proceeds of such shares for charitable purposes. The disposition of such shares is described in Item 3 and Item 5(c) of this Schedule 13D. Ms. Green has no present plans or proposals which would result in any of the actions enumerated in Item 4 of Schedule 13D or in any similar actions.


ITEM 5    Interest in Securities of the Issuer

     (a) Aggregate number of shares beneficially owned as of the date hereof:

          Carol P. Green           1,272,693 shares

          Percent of Class

          Carol P. Green                 4.8%

     (b) Number of shares as to which there is sole power to vote or direct the vote:

          Carol P. Green           1,272,693 shares



          Number of shares as to which there is sole power to dispose or to direct the disposition:

          Carol P. Green           1,272,693 shares



     (c) During the last sixty days the following transactions were effected:

          (1)  Trust A:

               2/14/94   Transfer of 834 shares as payment of
                         trustee fees.

               2/14/94   Transfer of 834 shares as payment of
                         trustee fees.

               2/14/94   Transfer of 3,100 shares as payment of
                         trustee fees.

               2/14/94   Transfer of 3,100 shares as payment of
                         trustee fees.

          (2)  Ms. Green:

               2/14/94   Acquired 834 shares in payment of
                         trustee fees.

               2/14/94   Acquired 3,100 shares in payment of
                         trustee fees.

          (3)  The Foundation:

               1/19/94   Sold 2,500 shares at $34.75.

               1/21/94   Sold 2,500 shares at $36.00.

               1/28/94   Acquired 4,394 shares pursuant to a
                         donation.

               2/14/94   Sold 4,934 shares at $33.625.

               2/22/94   Acquired 142,349 shares pursuant to a
                         donation from Trust B.

               3/9/94    Sold 9,300 shares at $36.25.

               3/11/94   Sold 1,000 shares at $36.25.

               3/11/94   Sold 8,049 shares at $36.50.

               3/14/94   Sold 8,500 shares at $36.25.

               3/14/94   Sold 14,000 shares at $36.125.

               3/15/94   Sold 51,500 shares at $36.00.

               3/16/94   Sold 12,500 shares at $36.75.

               3/16/94   Sold 1,500 shares at $37.00.

               3/16/94   Sold 6,100 shares at $37.125.

               3/16/94   Sold 17,400 shares at $37.25.

               3/16/94   Sold 2,500 shares at $36.50.

               3/18/94   Sold 10,000 shares at $38.125.

          (4)  Phillips GRIT:

               None

          All of the foregoing transactions, other than donations and payment of trustees' fees, were effected by brokers on the open market.

     (d)  Not applicable.


     (e) On March 15, 1994, Ms. Green's beneficial ownership of the Company's Common Stock decreased from 1,336,693 shares (5.04% of outstanding shares) to 1,322,693 shares (4.99% of outstanding shares) and she therefore ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.


ITEM 6    Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     N/A


ITEM 7    Material to be Filed as Exhibits

     None

                            SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     May ___, 1994



                          ______________________________
                                 Carol P. Green